Filed Pursuant to Rule 433

June 2, 2014

Relating to

Preliminary Prospectus Supplement dated June 2, 2014

to Prospectus dated June 2, 2014

Registration Statement No. 333-177322

FINAL TERM SHEET

Issuer:	Everest Reinsurance Holdings, Inc. (“Issuer”)

Expected Ratings (Moody’s / S&P)*:	Baa1 (stable) / A- (stable)

Aggregate Principal Amount:	$400,000,000

Security Type:	4.868% Senior Notes due 2044

Legal Format:	SEC Registered

Trade Date:	June 2, 2014

Settlement Date:	June 5, 2014 (T+3)

Interest Payment Dates:	Semi-annually on June 1 and December 1, commencing December 1, 2014 (short first coupon)

Maturity Date:	June 1, 2044, or if such date is not a business day, the following business day

Price to Public:	100.000%

Coupon:	4.868% per annum

Benchmark Treasury:	3.625% due February 15, 2044

Benchmark Treasury Yield:	3.368%

Spread to Benchmark Treasury:	+150 basis points (1.50%)

Yield to Maturity:	4.868%

Underwriting Discount:	0.875% ($3,500,000 in the aggregate)

Net Proceeds to Issuer Before Expenses:	$396,500,000

Optional Redemption:	U.S. Treasury Rate + 25 basis points

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	299808 AF2 / US299808AF21

Joint Book-Running Managers:	Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.

Senior Co-Managers:	Barclays Capital Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC

Co-Managers:	BNY Mellon Capital Markets, LLC
ING Financial Markets LLC
Lloyds Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

*None of these ratings is a recommendation to buy, hold or sell these Securities. Each rating may be subject to review, revision, suspension, reduction or withdrawal at any time and should be evaluated independently of any other rating.

Terms used but not defined in this term sheet have the meanings assigned to them in the preliminary prospectus supplement dated June 2, 2014.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus for this offering in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling: Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or Citigroup Global Markets Inc. toll-free at 1-800-831-9146.

This communication should be read in conjunction with the preliminary prospectus supplement dated June 2, 2014 and the accompanying prospectus dated June 2, 2014.